

1010 S. Federal Hwy, Suite 2900, Hallandale Beach, FL 33009 | +1 (305) 560-5200 | kawa.com

STRICTLY PRIVATE AND CONFIDENTIAL

June 20, 2025

Mr. Paul McDowell
Chief Executive Officer, President and Director
Orion Properties Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

Dear Paul,

On behalf of Kawa Capital Management, Inc. ("Kawa", "we", "us"), we would like to state our strong interest in working with the management and Board of Orion Properties Inc. ("Orion", "ONL", or the "Company") on a strategic transaction with the Company. Based upon our review of publicly available information, we are pleased to submit this non-binding indication of interest (the "Proposal") in connection with a potential acquisition of the Company (the "Transaction").

Overview of Kawa

Kawa Capital Management, Inc. ("Kawa" or the "Firm") is an alternative asset manager focused on both Liquid Strategies and Private Investments. The Firm was founded in 2007 and has since grown to ~$3 billion in assets under management ("AUM") in 2025. The Firm is minority owned by BTG Pactual, the largest investment bank in Latin America. Kawa's firmwide AUM is currently split approximately 70% / 30% between its Liquid Strategies and Private Investment products. The Firm's liquid strategies are anchored by its flagship multi-strategy credit hedge fund (the Kawa Fund Ltd) with $1.7 billion in AUM, inclusive of a portion of its current position in Orion stock.

Kawa has also spent well over a decade in real estate acquisitions and financings with extensive experience owning and operating single and multi-tenant office, lab, R&D and industrial assets. We believe the Orion portfolio would be a welcome complement to Kawa's current portfolio and are excited to work toward a Transaction. Kawa's overall real estate equity experience includes $3.4 billion in transactions across 13.5 million square feet of geographically diverse footprint. Separately, Kawa's real estate experience includes credit tenant transactions of $8.7 billion across CTLs (Credit Tenant Lease), Sale Leasebacks, and Ground Sale Leasebacks.

As you know, beginning March 7, 2025, we've accumulated a position of approximately 5.47 million shares in the common stock of Orion, representing an approximate 9.7% ownership position (based on the number of outstanding fully diluted common shares reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025).

We are pleased to present our Proposal (the "Proposal"), the key terms of which are set forth as follows:

1. **Indicative Offer**

Based on our review of the information to date and subject to the assumptions set forth in this letter, Kawa is prepared to offer $2.50 in cash for each common share of Orion, representing a premium of 30.9% to the closing price of $1.91 as of June 18, 2025 and a premium of 33.7% to the 60-day volume weighted average price of $1.87, subject to negotiation of satisfactory definitive transaction agreements and other matters described herein. We believe this is a highly attractive offer price which provides significant value to shareholders today, eliminating any potential future uncertainty or execution risk.



Our familiarity with Orion and its assets, together with our due diligence has informed the Proposal, and we have made the following key assumptions:

- There are 56,193,665 common shares outstanding (excluding shares issuable upon settlement of outstanding RSUs), representing a common equity value of $140 million based on $2.50 value per share;
- Mortgage debt, inclusive of CMBS, Arch Street JV and San Ramon of $399 million, all of which Kawa intends to assume
- Corporate debt of $132 million to be repaid at closing
- Cash and cash equivalents of $9 million
- Total Company enterprise value of approximately $662 million

2. Financing

We expect to fund the acquisition with a combination of equity and debt. Our equity portion will be fully committed at the time of signing from discretionary capital managed by Kawa Capital Management, Inc, which includes the Kawa Fund Ltd with over $600 million in liquid treasury holdings. With respect to the unencumbered portfolio, please see attached the accompanying highly confident letter from Mesirow to provide $150 million of debt financing toward the Transaction. As such, the Transaction will not be subject to any financial contingencies.

3. Due Diligence Requirements and Advisors

As mentioned, we have dedicated significant time and resources to underwriting the acquisition of Orion which will allow us to consummate a Transaction in an expedited manner. We have assembled a strong team of advisors to assist us in this process, including Piper Sandler & Co., Inc. ("Piper Sandler") as our financial advisor, and Alston & Bird LLP ("Alston") as our legal counsel, and we are prepared to work with the Orion management team to complete our due diligence expeditiously and with minimal disruptions to the business. We have limited remaining due diligence to include the following:

- Select property tours
- Portfolio summary and property financials
- Customary corporate information such as organizational, tax, accounting, employment and other material items
- Review of relevant and key legal documentation, including mortgage agreements and lease agreements
- Such other information that we and our counsel may request under separate cover

We anticipate concurrent due diligence and negotiation of definitive documentation such that we are prepared to sign and announce a Transaction in an expedited manner.

4. Exclusivity

In consideration of the time and expense that Kawa will invest or incur in connection with its evaluation and consummation of a potential Transaction, Orion agrees that, during the Exclusivity Period (as defined below), Orion will not, and will cause its directors, officers, employees, representatives, agents, managers, members and affiliates (together, its "Representatives") not to, directly or indirectly, solicit, initiate, encourage, discuss or pursue, or enter into any agreements or arrangements, with respect to a possible (i) reorganization, dissolution, liquidation, recapitalization or financing of Orion or involving Orion; (ii) merger, consolidation, security exchange or acquisition of Orion; (iii) sale of any material amount of assets of Orion; or (iv) direct or indirect acquisition or purchase of any stock or equity interest of Orion, other than as contemplated by this Proposal (each of the above, an "Alternative Transaction"), or provide any information to any other party in



1010 S. Federal Hwy, Suite 2900, Hallandale Beach, FL 33009 | +1 (305) 560-5200 | kawa.com

connection therewith. In addition, Orion will immediately notify Kawa if it or any of its Representatives receives any inquiry or proposal regarding an Alternative Transaction or request for confidential information, including the identity of such other party and terms of such inquiry or request. "Exclusivity Period" means the period starting on the date Orion executes this Proposal and ending 30 days following such date (the "Initial Expiration Time"); provided, that if neither party has given written notice to the other party, prior to the Initial Expiration Time, that it objects to the extension of the Exclusivity Period, the Exclusivity Period shall be automatically extended until the 45th day following the date Orion executes this Proposal.

5. Internal Approvals & Conditions

The Proposal has been approved by our Investment Committee, subject only to final approval from our Investment Committee prior to entering a definitive agreement with regards to the Transaction.

6. Contacts

If you have any questions about our Proposal, please do not hesitate to contact us or our advisors at Piper Sandler.

Kawa
Cristina Baldim, *Deputy Chief Executive Officer* - cristina@kawa.com
Dan Amer, *Managing Director* - dan.amer@kawa.com

Piper Sandler
Thomas Howland, *Managing Director* - tom.howland@psc.com

7. Disclosures

We are also filing a Schedule 13D, as required under applicable securities law, disclosing our ownership and this Proposal promptly after we deliver this Proposal to you.

8. Governing Law

The Proposal shall be governed by the laws of the state of New York without giving effect to choice of law principals that would require application of the laws of any other jurisdiction. This Proposal may be executed by one or more counterparts (including by facsimile, pdf or other electronic delivery) which, when taken together, shall represent a fully executed Proposal. Each party expressly agrees that suit to enforce any provision of this Proposal or to obtain any remedy with respect hereto shall be brought exclusively in either a federal or state court located in the city, county and state of New York.

9. Non-Binding Effect

Notwithstanding anything in this Proposal to the contrary, except with respect to the covenants contained in Section 4 (Exclusivity), Section 8 (Governing Law) and in this Section 9, none of the provisions in this Proposal are intended to create a binding obligation of any party hereto. This Proposal does not constitute an offer, an agreement of purchase and sale, or other binding commitment of either party hereto. Neither party hereto is obligated to enter into or perform any agreement regarding the proposed Transaction unless and until definitive agreements are negotiated, approved and executed and, in such event, only to the extent set forth in any such definitive agreements.

[Signature page follows]



Kawa

1010 S. Federal Hwy, Suite 2900, Hallandale Beach, FL 33009 | +1 (305) 560-5200 | kawa.com

We remain excited about this opportunity and trust that our Proposal and work done to date demonstrate our seriousness and enthusiasm for pursuing the Transaction, as it has our full attention and focus. We hope that you and your Board share our enthusiasm, and we look forward to a prompt and favorable reply.

Sincerely,
Kawa Capital Management, Inc.

DocuSigned by:
Daniel Ades
7446C87E27B2499...
Daniel Ades
CEO and Chief Investment Officer

Countersigned and accepted on _______________, 2025:

Orion Properties Inc.

____
Paul McDowell
CEO, President and Director



353 North Clark Street, Chicago, Illinois 60654
312.595.6000 • mesirowfinancial.com

Financing Commitment Letter

June 18, 2025

To: Mr. Daniel Ades
       CEO and CIO
       Kawa Capital Management, Inc
       1010 S. Federal Hwy, Ste. 2900
       Hallandale Beach, FL 33009

Dear Daniel,

You have informed Mesirow Financial, Inc ("Mesirow") that Kawa Capital Management, Inc ("Kawa" or the "Company") intends to submit an indicative bid for the proposed acquisition (the "Acquisition") of Orion Properties Inc ("Orion").

In connection with our evaluation of the proposed Transactions (as defined below), we have reviewed the preliminary information provided to us by the Company. Based on the above referenced information and taking into account current market conditions, we are pleased to inform you that, as of the date hereof, we are highly confident that funded debt financing of up to $150MM toward the unencumbered assets, can be arranged by us via the capital markets to consummate the Acquisition and refinance existing debt of the Company (the "Financing" and together with the Acquisition, the "Transactions").

It should be noted that Mesirow's comments about the feasibility of the Financing does not constitute or give rise to (i) any legal obligation on the part of Mesirow, or any of its affiliates, to arrange, underwrite or provide, or commit to arrange, underwrite or provide, the Financing or any other financing for the Transactions or otherwise; or (ii) any representations or warranties in respect of any of the foregoing. Any such obligations or liabilities would arise only under separate written agreements in form and substance satisfactory to Mesirow.

This letter is confidential and is delivered to you on the understanding that neither this letter nor any of its terms or substance has been or shall be disclosed, directly or indirectly, by you to any other person without our prior written consent except you may disclose this letter: (i) to your directly involved officers, financial advisors, accountants and lawyers, (ii) subject to their acknowledgment that they may not rely on this letter, to the Orion's Board of Directors, the senior managers of the Orion, and the Orion's financial advisors and lawyers and (iii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly in advance of disclosure thereof); provided that in the case of clause (i) and clause (ii) such disclosure shall be on a confidential and need-to-know basis only.

We appreciate the opportunity to work with you on this important transaction. Should you have any questions or require any clarification, please do not hesitate to contact Mesirow team.

Sincerely,
Mesirow Financial, Inc

Nat Sager
President, Capital Markets

